JCDecaux

02028023

RECEIVED MAR 25 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

82-34631

March 21st, 2002

SUPPL

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Malaisie
Norvège
Pays-Bas
Philippines
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Viêt Nam
Yougoslavie

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- Information on sales made during FY 2001, that JCDecaux SA is required to make public pursuant to French regulations, and which were published in the French BALO (Official Bulletin), on February 13, 2002,
- Press release on FY financial statements, that was issued on March 18, 2002.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dw 5/9

JCDecaux

JCDecaux announces 2001 Full Year Results
Sound performance in Challenging Advertising Conditions

- ***Revenues increased 8.9% to €1,543.2 million***
- **EBITDA down 2.1% to €377.3 million**
- **Net earnings group share, before exceptional items decreased 11.1% to €16.0 million**
- **Street Furniture business drives revenue growth, providing strong margin resilience**

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Malaisie
Norvège
Pays-Bas
Philippines
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Viêt Nam
Yougoslavie

18 March 2002 – JCDecaux SA (Euronext Paris : DEC) announced today its results for the full year 2001 and its outlook for the first half of 2002.

Revenues

Consolidated revenues increased 8.9% to €1,543.2 million compared to 2000. On a like-for-like basis, excluding acquisitions, revenues increased by 1.0% over last year, outperforming both the outdoor and overall advertising markets. The increase in revenues primarily reflects the strong performance of the Company's Street Furniture business in all its key markets and the weak performance of Billboard and Transport businesses due to the depressed advertising market and the tragic events of last September.

Street Furniture revenues increased by 10.0% to € 798.2 million in 2001, from €725.8 million last year, and represented 51.7% of total revenues. Excluding acquisitions, organic revenue growth was 6.9% in 2001, significantly outperforming the overall advertising market in all key countries where JCDecaux operates. Growth was particularly strong in the UK (+12.8%) and in France (+6.1%), while advertising sales in the US shopping malls more than doubled, reflecting the continued commercial roll-out of the Mallscape business.

Billboard revenues rose 7.1% to €411.4 million in 2001 from €384.2 million in 2000. Excluding acquisitions, billboard revenues declined 9.0%, mainly driven by competitive price pressure in most markets.

Transport revenues increased by 8.6% to €333.6 million in 2001 compared to €307.1 million last year. Excluding acquisitions, revenues decreased by 0.6% in 2001 compared to last year, reflecting economic downturn and reduction in passenger traffic after September 11th.

EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) decreased by 2.1% to €377.3 million compared to last year, in line with guidance previously communicated by the Group at the third quarter revenue announcement.

Street Furniture EBITDA improved 4.3% to €306.5 million in 2001, compared to €293.8 million last year. EBITDA margins remained strong at 38.4%. Excluding start-up losses from shopping malls in the US, the EBITDA margin in Street Furniture was 42% in 2001, compared to 44% in 2000. Billboard EBITDA was €47.8 million in 2001, a 28.1% decrease compared to last year (€66.5 million). EBITDA margin decreased to 11.6% from 17.3% last year, reflecting the previously mentioned pricing pressure. In Transport, EBITDA decreased by 16.5% to €23.1 million in 2001, compared to €27.6 million last year. Transport EBITDA margin decreased to 6.9% from 9.0% last year.

Net Income

Net earnings (Group share), before exceptional items, declined 11.1% to €16.0 million compared to last year. Exceptional items in 2001 were €–5,8 million, reflecting the costs of restructuring the Group's operations in the US and the closing of the RCI subsidiary - the Group's non-core in-flight magazine advertising business acquired as part of Avenir - which were only partially offset by the sale of Avenir's headquarters building in the Paris area. These exceptional items reduced net earnings by €5.8 million to €10.2 million. In 2000, exceptional items had contributed positively for €2.4 million to net earnings.

After-Tax Cash Flow increased 22.1% to €263.1 million in 2001 versus €215.4 million last year.

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777

Capital expenditure net of disposals was €252.1 million, compared to €243.5 million.

Net debt as at 31 December 2001 was €733.5 million, giving a net debt to equity ratio of 55%.

Prospects
While the Company is cautious on the advertising sector in the first half of 2002, it remains confident in its ability to outperform the market.

First quarter
Overall in the first quarter, organic revenue growth will be negative reflecting tough comparatives to the same period last year and the weakness of the transport division. In Street Furniture, organic revenue growth will be similar to that in the last quarter of 2001. Organic revenues in Billboards will be down slightly compared to the same period last year. Trading remains difficult in transport due to the negative effect of 11th September and organic revenues in the first quarter of 2002 will show a double-digit decline compared to the same period in 2001.

First half
In Street Furniture, growth is likely to strengthen from the second quarter onwards with the division expected to achieve organic revenue growth of 2% in the first half compared to 1.6% growth in the last quarter of 2001. The US Mallscape business is expected to show a significant increase in revenues in the first half. In Billboards some key markets have started to improve and are currently trading ahead of last year, reflecting the benefits of the 2001 inventory upgrade and a stronger trading environment and therefore organic revenues are expected to match those achieved in the first six months of 2001. Organic Transport revenues are expected to show a double-digit decline compared to the first half of last year.

For the Group, the second half is expected to be stronger than the first.

Restructuring measures implemented in 2001 are expected to generate annualised cost savings of €20 million in 2002 and beyond. Moreover, the Group expects that it will benefit from the upgrade programmes of its billboard business in the French and UK markets, which were completed in 2001 and which should further contribute to growth in 2002 onwards.

The Company is well positioned to benefit from an advertising upturn as well as from its focus on the outdoor advertising market. Earlier contract wins, investment, acquisitions, partnerships and cost saving measures will all contribute to the Group's performance in the current year.

Commenting on the results, Jean-François Decaux, Chairman of the Executive Board and Co-Chief Executive Officer, said: *« 2001 further established JCDecaux as a leading and worldwide outdoor advertising group. JCDecaux continued to outperform the market and its peers and the Group significantly expanded its coverage. We strengthened our position in the US, being awarded major contracts in Los Angeles and Chicago. In Europe we established major partnerships with Gewista in Austria and IGP in Italy. We also won significant contracts in major advertising markets around the world. Many of the achievements in 2001 will support the Group in 2002 and beyond.*

"As far as 2002 is concerned, we expect to see continued organic growth in our Street Furniture business, confirming its ongoing resilience. While Billboard is improving, Transport continues to be difficult following 11th September but should improve in the second half when passenger numbers are expected to show a full recovery. We expect the overall outdoor industry to continue to outperform the global advertising market, with JCDecaux growing faster than the outdoor advertising sector."

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

In million Euros

	2001	2000	1999	Pro Forma 1999
NET REVENUES	1,543.2	1,417.1	932.3	1,208.1
Operating expenses excluding depreciation charges & provisions	(1,165.9)	(1,031.6)	(652.3)	(893.6)
EBITDA (1)	377.3	385.5	280.0	314.5
Depreciation charges & provision (net)	(176.2)	(147.7)	(97.5)	(117.1)
OPERATING INCOME	201.1	237.8	182.5	197.4
NET FINANCIAL INCOME/(LOSS)	(53.1)	(61.3)	(13.5)	(31.6)
INCOME FROM RECURRING OPERATIONS	148.0	176.5	169.0	165.8
Non-recurring income/(loss)	(5.8)	2.4	(1.5)	(3.1)
Income tax	(49.8)	(95.0)	(72.6)	(72.3)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	92.4	83.9	94.9	90.4
Net income from equity affiliates	7.1	4.9	2.2	2.4
Amortisation of Goodwill	(70.9)	(49.7)	(24.6)	(44.7)
CONSOLIDATED NET INCOME	28.6	39.1	72.5	48.1
.Minority interests	18.4	18.7	12.8	12.5
. **Group Share**	10.2	20.4	59.7	35.6
. Earnings per share (in Euros)	0.051	0.116	349.0	208.2
. Earnings per share diluted (in Euros)	0.050			
. Number (average) of shares (2)	201,470,353	172,117,733	170,957	170,957
. Number (average) of shares (diluted)	203,640,257			

(1) Group measures the performance of business lines on the basis of EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.

(2) Earnings per share in 2000 are not comparable to those in 1999 due to the increase in the number of shares in 2000. Earnings per share are calculated on the basis of the weighted average number of shares at year-end.

CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31 , 2001, 2000 AND 1999

In million Euros

	2001	2000	1999	Pro Forma 1999
Net income (Group share)	10.2	20.4	59.7	35.5
Minority interests	18.4	18.7	12.8	12.5
Income from equity affiliates	(7.1)	(4.9)	(2.2)	(2.1)
Dividends received from equity affiliates	4.1	3.7	0.6	0.3
Employee profit sharing		4.3	3.4	3.3
Change in deferred tax	(47.9)	13.9	(2.6)	(7.9)
Effect of exchange rate fluctuations		(1.1)	0.4	1.2
Net amortisation & provision allowance	270.5	186.0	124.3	164.2
Capital (Gain/Loss)	(12.7)	(2.3)	1.1	0.6
CASH PROVIDED BY OPERATIONS	235.5	238.7	197.5	207.6
CHANGE IN WORKING CAPITAL	(6.0)	(99.4)	6.0	12.5
NET CASH PROVIDED BY OPERATING ACTIVITIES	**229.5**	**139.3**	**203.5**	**220.1**
Acquisitions of intangible assets	(12.6)	(18,8)	(7.6)	(9.6)
Acquisitions of tangible assets	(274.3)	(236.6)	(164.5)	(184.3)
Acquisitions of financial assets (long term investments)	(135.4)	(188.0)	(1,021.7)	(178.1)
Acquisitions of financial assets (others)	(9.1)	(23.5)	(10.7)	
Fluctuations of payables on assets	(10.0)	(22.0)	17.4	17.4
TOTAL Investments	(441.4)	(488.9)	(1,187.1)	(354.6)
Disposals of intangible assets	1.6			
Disposals of tangible assets	33.2	11.7	2.9	4.8
Disposals of financial assets (long term investments)		1.7	2.1	2.3
Disposals of financial assets (others)	4.4	5.0	15.5	23.2
Fluctuation of receivables on assets	(3.8)	2.0	(2.0)	(2.0)
TOTAL Disposals of assets	35.4	20.4	18.5	28.3
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	**(405.9)**	**(468.5)**	**(1,168.6)**	**(326.3)**
Dividends paid	(14.6)	(35.1)	(11.4)	(63.7)
Reduction of capital	-	0.5	(0.2)	(0.1)
Repayment of debt	(408.3)	(980.7)	(86.9)	(86.9)
Cash inflow from financing activities	(422.9)	(1,015.3)	(98.5)	(150.7)
Increase in shareholders' equity	679,8	162.5	0.9	0.9
Increase in debt	25.1	1,199.5	996.9	203.0
Cash outflow from financing activities	704.9	1,362.0	997.8	203.9
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**282.0**	**346.7**	**899.3**	**53.2**
Effect of exchange rates fluctuations	-	1.1	3.8	3.1
Cash of merged companies	-	(5.9)	-	-
CHANGE IN CASH POSITION	**105.7**	**12.7**	**(62.0)**	**(49.9)**
Cash position beginning of period	**69.6**	**57.0**	**119.0**	**103.2**
Cash position end of period	**175.3**	**69.7**	**57.0**	**53.3**

The M€ 3,7 difference between the 1999 year-end pro forma cash position and the beginning cash position for the year ending December 31, 2000, relates to the impact on the cash position as of December 31, 1999 of the pro forma adjustment over a year and a half (1998 and the first half of 1999) corresponding to the loss in earnings relating to the MCPE loan (See "Methods used" in the paragraph on the pro forma financial statements hereafter).

BALANCE SHEET AS AT DECEMBER 31, 2001, 2000 AND 1999

Assets

In million Euros

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1999 PRO FORMA
Intangible assets (net)	36.2	27.5	15.1	15.1
Goodwill (net)	1,105.3	1,039.4	944.3	885.3
Tangible assets (net)	773.2	613.4	461.4	475.3
Investments (net)	87.3	93.7	59.9	59.9
FIXED ASSETS	**2,002.0**	**1,774.0**	**1,480.7**	**1,435.6**
Inventories (net)	113.4	95.4	68.6	68.6
Trade receivables (net)	409.8	389.6	321.8	321.8
Others receivables (net)	152.2	180.1	190.4	159.9
Deferred tax assets (net)	46.4	23.6	25.1	24.9
Marketable securities (net)	141.1	27.8	23.2	23.2
Cash	52.6	50.1	42.6	42.6
CURRENT ASSETS	**915.5**	**766.6**	**671.7**	**641.0**
TOTAL ASSETS	**2,917.5**	**2,540.6**	**2,152.4**	**2,076.6**

Liabilities and Equity

In million Euros

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1999 PRO FORMA
SHAREHOLDERS ' EQUITY				
Capital	3.4	2.7	2.6	2.6
Share premium	923.2	244.2	82.1	82.1
Legal reserve	0.3	0.3	0.3	0.3
Consolidated reserves / Group share	384.8	356.3	303.9	241.9
Current year net income / Group share	10.2	20.4	59.7	35.6
SHAREHOLDERS ' EQUITY (Group share)	**1,321.9**	**623.9**	**448.6**	**362.5**
MINORITY INTERESTS	68.8	47.5	53.3	54.1
PROVISIONS FOR RISKS AND CONTINGENCIES	**83.4**	**73.1**	**57.6**	**57.6**
DEFERRED TAX LIABILITIES	**27.4**	**29.7**	**9.2**	**14.6**
Liabilities				
Bank borrowings	896.5	1,278.5	1,049.3	1,100.8
Miscellaneous loans and financial debts	12.2	9.4	24.1	24.1
Trade payables	188.1	201.3	165.7	165.7
Other liabilities	300.7	269.0	335.8	284.5
Bank overdrafts	18.5	8.2	8.8	12.7
LIABILITIES	**1,416.0**	**1,766.4**	**1,583.7**	**1,587.8**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**2,917.5**	**2,540.6**	**2,152.4**	**2,076.6**

Key Information on the Group:

- *Listed on Euronext Paris on 21 June 2001 and part of the SBF 120 index*
- *2001 sales of €1.54 billion*
- *N°1 worldwide in street furniture*
- *N°1 worldwide in airport advertising*
- *N°1 in Europe for billboards*
- *580, 000 advertising panels in 39 countries*
- *7,400 employees worldwide*
- *Present in 3,300 cities with over 10,000 inhabitants*

For further information, contact:

Press Relations
Raphaële Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investors Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

Financial Dynamics
Tim Spratt / Charles Palmer
Tel: +44 207 831 3113
charlie.palmer@fd.com

The Company will hold its Annual Shareholders Meeting on May 23, 2002.

JCDecaux SA - Comptes Consolidés Retraités
(reprocessed consolidated accounts)

	2001					2000					Variations				
	1er Trimestre au 31/03/01	2ème Trimestre au 30/06/01	3ème Trimestre au 30/09/01	4ème Trimestre au 31/12/01	12 mois Cumul au 31/12/01	1er Trimestre au 31/03/00	2ème Trimestre au 30/06/00	3ème Trimestre au 30/09/00	4ème Trimestre au 31/12/00	12 mois Cumul au 31/12/00	1er Trimestre 2001 vs 2000	2ème Trimestre 2001 vs 2000	3ème Trimestre 2001 vs 2000	4ème Trimestre 2001 vs 2000	Année 2001/2000
	1st quarter at 03/31/01	*2nd quarter at 06/30/01*	*3rd quarter at 09/30/01*	*4th quarter at 12/31/01*	*Aggregate at 12/31/01*	*1st quarter at 03/31/00*	*2nd quarter at 06/30/00*	*3rd quarter at 09/30/00*	*4th quarter at 12/31/00*	*Aggregate at 12/31/00*	*1st quarter 2001vs 2000*	*2nd quarter 2001vs 2000*	*3rd quarter 2001vs 2000*	*4th quarter 2001vs 2000*	*FY 2001/2000*
Mobilier Urbain *(street furniture)*	188,1	209,4	177,7	223,0	798,2	170,6	188,4	155,2	211,6	725,8	10,3%	11,1%	14,5%	5,4%	10,0%
Affichage *(billboards)*	81,3	117,8	98,9	113,4	411,4	83,1	106,6	89,0	105,5	384,2	-2,2%	10,5%	11,1%	7,5%	7,1%
Transport	73,1	85,4	83,8	91,3	333,6	59,6	74,0	80,4	93,1	307,1	22,7%	15,4%	4,2%	-1,9%	8,6%
Total	342,5	412,6	360,4	427,7	1543,2	313,3	369,0	324,6	410,2	1417,1	9,3%	11,8%	11,0%	4,3%	8,9%

JCDecaux SA - Comptes Individuels (non consolidated accounts)															
	2001					2000					Variations				
	1er Trimestre au 31/03/01	**2ème Trimestre** au 30/06/01	**3ème Trimestre** au 30/09/01	**4ème Trimestre** au 31/12/01	**12 mois** Cumul au 31/12/01	**1er Trimestre** au 31/03/00	**2ème Trimestre** au 30/06/00	**3ème Trimestre** au 30/09/00	**4ème Trimestre** au 31/12/00	**12 mois** Cumul au 31/12/00	**1er Trimestre** 2001 vs 2000	**2ème Trimestre** 2001 vs 2000	**3ème Trimestre** 2001 vs 2000	**4ème Trimestre** 2001 vs 2000	**Année 2001/2000**
	1st quarter at 03/31/01	***2nd quarter at 06/30/01***	***3rd quarter at 09/30/01***	***4th quarter at 12/31/01***	***Aggregate at 12/31/01***	***1st quarter at 03/31/00***	***2nd quarter at 06/30/00***	***3rd quarter at 09/30/00***	***4th quarter at 12/31/00***	***Aggregate at 12/31/00***	***1st quarter 2001vs 2000***	***2nd quarter 2001vs 2000***	***3rd quarter 2001vs 2000***	***4th quarter 2001vs 2000***	***FY 2001/2000***
Total	165,0	163,1	143,9	158,3	630,3	16,1	16,2	15,0	33,5	80,8	NS(*)	NS(*)	NS(*)	NS(*)	NS(*)

(*) Le chiffre d'affaires de la société JCDecaux SA pour l'année 2001 n'est pas comparable avec celui de l'exercice 2000.
(sales made by JCDecaux SA dumg FY 2001 are not coparable to sales made during FY 2000)

La société JCDecaux SA a absorbé les sociétés JCDecaux Communication (T), JCDecaux Services et RPMU au cours du premier trimestre 2001, avec effet rétroactif au 01/01/2001
(JCDecaux Communication(T), JCDecaux Services and RPMU have been merged with JCDecaux SA during the first quarter of FY 2001)

JCDecaux SA
Société Anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 €
Siège Social : 17, rue Soyer - 92200 - NEUILLY SUR SEINE

(en millions d'euros)
(in million euros)

5

Le tableau ci-après rappelle les chiffres déjà publiés pour les trois premiers trimestres :
(the chart below includes the figures already published for the three first quarters of FY 2001)

JCDecaux SA - Comptes Consolidés ***(consolidated accounts)***

	2001					2000					Variations				
	1er Trimestre au 31/03/01	**2ème Trimestre** au 30/06/01	**3ème Trimestre** au 30/09/01	**4ème Trimestre** au 31/12/01	**12 mois** Cumul au 31/12/01	**1er Trimestre** au 31/03/00	**2ème Trimestre** au 30/06/00	**3ème Trimestre** au 30/09/00	**4ème Trimestre** au 31/12/00	**12 mois** Cumul au 31/12/00	**1er Trimestre** 2001 vs 2000	**2ème Trimestre** 2001 vs 2000	**3ème Trimestre** 2001 vs 2000	**4ème Trimestre** 2001 vs 2000	**Année 2001/2000**
	1st quarter at 03/31/01	***2nd quarter at 06/30/01***	***3rd quarter at 09/30/01***	***4th quarter at 12/31/01***	***Aggregate at 12/31/01***	***1st quarter at 03/31/00***	***2nd quarter at 06/30/00***	***3rd quarter at 09/30/00***	***4th quarter at 12/31/00***	***Aggregate at 12/31/00***	***1st quarter 2001vs 2000***	***2nd quarter 2001vs 2000***	***3rd quarter 2001vs 2000***	***4th quarter 2001vs 2000***	***FY 2001/2000***
Mobilier Urbain ***(street furniture)***	185,8	211,7	177,7	223,0	798,2	170,6	188,4	155,2	211,6	725,8	8,9%	12,4%	14,5%	5,4%	10,0%
Affichage ***(billboards)***	79,0	120,1	98,9	113,4	411,4	83,1	106,6	89,0	105,5	384,2	-4,9%	12,7%	11,1%	7,5%	7,1%
Transport	70,1	88,4	83,8	91,3	333,6	59,6	74,0	80,4	93,1	307,1	17,6%	19,5%	4,2%	-1,9%	8,6%
Total	334,9	420,2	360,4	427,7	1543,2	313,3	369,0	324,6	410,2	1417,1	6,9%	13,9%	11,0%	4,3%	8,9%

- Hors effet de change, la croissance du chiffre d'affaires aurait été de + 9,1 % au lieu de + 8,9 %.
(excluding effects of variations on currency exchange rates, the increase in sales would have been of +9,1% instead of +8,9%)
- La croissance du chiffre d'affaires consolidé de 8,9 % se décompose en croissance organique + 1,0 %, acquisitions + 7,9 %.
(the 8,9 % increase of consolidated sales is divided into organical growth +1,0% and acquisitions +8,9%)
- Les principales sociétés acquises et nouvellement consolidées en 2001 sont Planigrama, Red, Media Frankfurt, Xpomera, TDI Media Norge, Gewista, IGP-Decaux , USP, ISPA, Rencar.
(the main companies acquired and consolidated during FY 2001 are Planigrama, Red, Media Frankfurt, Xpomera, TC TDI Media Norge, Gewista, IGP Decaux, USP, ISPA, Rencar)

Le tableau ci-dessous reclasse le chiffre d'affaires des sociétés acquises au premier semestre 2001 dans le trimestre d'entrée en consolidation :
(the chart below reclassifies the sales made by the entities acquired during the first semester of 2001 in the quarter when their entered into the consolidation perimeter)